Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

September 30, 2014

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the nine month period ended September 30, 2014, and with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2013. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 26.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 23.

The effective date of this MD&A is November 10, 2014.

September 30, 2014	Page | 2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

September 30, 2014	Page | 3

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial Results and Review of Operations for the Third Quarter of 2014

•	Oyu Tolgoi had an All Injury Frequency Rate of 0.50 per 200,000 hours worked and no fatalities for the nine months ended September 30, 2014.

•	Oyu Tolgoi recorded net revenue of $466.1 million in Q3’14 on sales of approximately 220,300 tonnes of copper-gold concentrate.

•	Q3’14 concentrate sales increased approximately 9% over Q2’14 with sales exceeding production resulting in a planned inventory drawdown for the quarter.

•	Metal production for Q3’14 was in-line with Q2’14 as higher copper grades offset lower throughput due to the rake arm failure in one of Oyu Tolgoi’s two tailings thickeners.

•	As Oyu Tolgoi’s open pit deepens into the high-grade zone in Q4’14 and Q1’15, copper and gold head grades are expected to increase.

•	As a result of delayed mine advancement in Q3’14, Oyu Tolgoi is now expected to produce between 135,000 – 150,000 tonnes of copper and 550,000 – 600,000 ounces of gold in concentrates for 2014.

•	Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve shareholder matters and finalize project finance to restart underground development.

•	Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve shareholder matters in a manner the Company believes is beneficial to all stakeholders.

•	Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties.

•	The 2014 Oyu Tolgoi Feasibility Study was finalized in September 2014 and in October 2014 Turquoise Hill filed an updated 2014 Oyu Tolgoi Technical Report.

•	On November 6, 2014, Turquoise Hill announced the retirement of David Klingner and Kay Priestly and named directors Jill Gardiner as Chair of the Board and Jeff Tygesen as Chief Executive Officer.

•

On July 29, 2014, Turquoise Hill entered into a sale and purchase agreement with National United Resources Holdings for the sale of a 29.95% stake in SouthGobi and continues to work with the purchaser towards closing of the transaction.

•	Turquoise Hill’s cash position, on a consolidated basis at September 30, 2014, was $345.2 million.

September 30, 2014	Page | 4

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2014	2014	2014	2013
Revenue
Copper-gold concentrate	$466.0	$436.0	$108.0	$51.6

Total revenue	$466.0	$436.0	$108.0	$51.6

Net (loss) income from continuing operations attributable to the Company	$40.8	$21.9	$(40.5)	$242.2
Income (loss) from discontinued operations attributable to the Company	(79.4)	(12.3)	(10.1)	(103.8)

Net (loss) income attributable to the Company	$(38.6)	$9.6	$(50.6)	$138.4

Basic (loss) income per share attributable to the Company
Continuing operations	$0.02	$0.01	$(0.02)	$0.19
Discontinued operations	(0.04)	(0.01)	(0.01)	(0.08)

Total	$(0.02)	$—	$(0.03)	$0.11

Diluted (loss) income per share attributable to the Company
Continuing operations	$0.02	$0.01	$(0.02)	$0.19
Discontinued operations	(0.04)	(0.01)	(0.01)	(0.08)

Total	$(0.02)	$—	$(0.03)	$0.11

	Sep-30	Jun-30	Mar-31	Dec-31
	2013	2013	2013	2012
Revenue
Copper-gold concentrate	$—	$—	$—	$—

Total revenue	$—	$—	$—	$—

Net (loss) income from continuing operations attributable to the Company	$(65.3)	$(43.3)	$(35.9)	$(112.3)

Loss from discontinued operations attributable to the Company	(28.8)	(62.1)	(15.0)	(32.7)

Net (loss) income attributable to the Company	$(94.1)	$(105.4)	$(50.9)	$(145.0)

Basic (loss) income per share attributable to the Company
Continuing operations	$(0.06)	$(0.03)	$(0.03)	$(0.09)
Discontinued operations	(0.02)	(0.05)	(0.01)	(0.02)

Total	$(0.08)	$(0.08)	$(0.04)	$(0.11)

Diluted (loss) income per share attributable to the Company
Continuing operations	$(0.06)	$(0.03)	$(0.03)	$(0.09)
Discontinued operations	(0.02)	(0.05)	(0.01)	(0.02)

Total	$(0.08)	$(0.08)	$(0.04)	$(0.11)

September 30, 2014	Page | 5

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia. The Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes).

Turquoise Hill also has a 56% interest in SouthGobi Resources Ltd. (SouthGobi), which owns the Ovoot Tolgoi coal mine in southern Mongolia; the remaining 44% of SouthGobi’s shares are publicly held. On July 29, 2014, Turquoise Hill announced that it had entered into a sale and purchase agreement for the sale of a 29.95% stake in SouthGobi. The transaction is subject to certain closing conditions. Upon closing, Turquoise Hill will retain an approximately 26% interest in SouthGobi. As a result of the sale and purchase agreement, SouthGobi has been classified as held for sale and as discontinued operations in the financial statements for all periods. Turquoise Hill continues to work with the purchaser towards closing of the transaction. Please refer to Section 3 B REVIEW OF OPERATIONS – SOUTHGOBI – HELD FOR SALE on page 10 of this MD&A.

In Q3’14, Turquoise Hill recorded a net loss of $38.6 million ($0.02 per share), compared with a net loss of $94.0 million ($0.09 per share) in Q3’13, representing an improvement of $55.4 million.

The results from continuing operations were net income of $1.8 million for Q3’14 compared with a net loss in Q3’13 of $ 117.8 million. The improvement of $119.6 million is primarily due to the start of sales at Oyu Tolgoi in late 2013 resulting in gross margin in Q3’14 of $86.2 million combined with reductions in operating ($17.3 million) and exploration ($12.2 million) expenses at Oyu Tolgoi and a reduction in corporate expenses of $6.1 million.

Operating cash flows from continuing operations were $250.2 million in Q3’14, compared with a $301.6 million use of cash in Q3’13, an improvement of 183%, primarily as a result of sales at Oyu Tolgoi.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012 and first concentrate was produced in January 2013.

The Oyu Tolgoi mine has initially been developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. Development plans for Oyu Tolgoi are based on a 95,000-tonne-per-day underground block-cave mine. In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved. Further development of the underground mine is expected to commence once the following conditions are met: (1) successful resolution of the mine’s shareholder matters; (2) agreement of a comprehensive funding plan including project finance; (3) approval of the Oyu Tolgoi underground feasibility study by the Oyu Tolgoi shareholders and acceptance by the Mongolian Minerals Council; and (4) obtaining all necessary permits for the mine’s operations and development.

Q3’14 performance

Safety continues to be a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. For the year to date through the end of Q3’14, Oyu Tolgoi’s All Injury Frequency Rate was 0.50 per 200,000 hours worked.

September 30, 2014	Page | 6

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Concentrate sales of approximately 220,300 tonnes during Q3’14 increased approximately 9% over Q2’14 as customer logistics and marketing continued to improve. As a result of the increase, Q3’14 sales exceeded production resulting in a planned inventory drawdown for the quarter.

In Q3’14, Oyu Tolgoi generated revenue of $466.1 million, net of royalties of $25.4 million. Oyu Tolgoi’s breakdown of Q3’14 revenue, net of royalties, by metals in concentrates is as follows: approximately 53,600 tonnes of copper for revenue of $302.6 million, approximately 144,000 ounces of gold for revenue of $158.5 million and approximately 323,000 ounces of silver for revenue of $5.0 million. Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty. Revenues are presented net of royalties and typical contractual deductions (treatment, refining and freight differential charges).

Oyu Tolgoi recognized cost of sales in Q3’14 of $380.0 million. Production and delivery costs of $260.5 million include primarily the cash costs in inventory sold as well as the cash selling and allocated mine administration costs. Depreciation and depletion of $119.5 million includes the depreciation and depletion in inventory sold as well as any depreciation of assets used in the selling and delivery process. Stripping costs, including cash and equipment depreciation, are recorded in the run-of-mine copper-gold stockpile inventory in the period incurred.

Key operational metrics for Q3’14 are as follows:

Oyu Tolgoi Key Metrics

All data represent full production and sales on a 100% basis

	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	9 Months 2013	9 Months 2014	Full Year 2013
Open pit material mined (‘000 tonnes)	12,151	21,956	21,621	16,861	19,493	54,768	57,975	72,032
Ore treated (‘000 tonnes)	8,052	7,835	5,560	7,778	7,029	12,482	20,367	20,317
Average mill head grades:
Copper (%)	0.47	0.49	0.52	0.53	0.59	0.45	0.55	0.47
Gold (g/t)	0.36	0.41	0.49	0.60	0.80	0.33	0.64	0.36
Silver (g/t)	1.39	1.44	1.52	1.57	1.64	1.36	1.58	1.39
Concentrates produced (‘000 tonnes)*	110.3	129.5	102.9	140.0	134.1	160.5	377.0	290.0
Average concentrate grade (% Cu)	27.7	25.4	24.6	25.8	27.3	27.2	26.0	26.4
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	30.6	32.9	25.3	36.2	36.6	43.7	98.2	76.7
Gold in concentrates (‘000 ounces)	62	74	66	113	132	83	311	157
Silver in concentrates (‘000 ounces)	196	208	163	229	216	281	608	489
Concentrates sold (‘000 tonnes)		26.4	48.2	202.5	220.3	—	471.0	26.4
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—	6.1	13.1	51.6	53.6	—	118.3	6.1
Gold in concentrates (‘000 ounces)	—	10	28	126	144	—	298	10
Silver in concentrates (‘000 ounces)	—	36	78	309	323	—	710	36
Metal recovery (%)
Copper	81.7	86.4	87.9	87.6	89.3	78.7	88.4	81.6
Gold	66.3	71.2	75.5	74.8	74.8	62.9	75.0	66.1
Silver	54.9	57.2	59.3	58.6	58.6	52.4	58.7	54.2

*	Dry metric tonnes

Metal production for Q3’14 was in-line with Q2’14 as higher copper grades offset lower throughput due to the failure of the rake arms in one of Oyu Tolgoi’s two tailings thickeners on September 5, 2014. Following repairs, the thickener was gradually brought back into production from the end of September 2014.

Material mined for the quarter was higher than Q2’14 but was impacted by lower equipment availability.

September 30, 2014	Page | 7

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The high-grade zone of the open pit was progressively accessed during Q3’14 with consistent mining of the high-grade zone starting in September and as a result, grades, especially gold, improved during Q3’14.

In Q3’14, Turquoise Hill capitalized $25.3 million (Q3’13: $106.3 million) in additions to property, plant and equipment at the Oyu Tolgoi mine, including underground evaluation costs of $5.1 million (Q3’13: $183.0 million). The decrease in additions to property, plant and equipment was primarily due to suspending the development of the Oyu Tolgoi underground mine in Q3’13. The cash expenditures on property, plant and equipment were $67.4 million in Q3’14 as accrued payables related to previously capitalized expenditures were paid.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cashflows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. At September 30, 2014, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $7.3 billion, including accrued interest of $1.3 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%. Subsidiaries of the Company have accrued $126.2 million in accounts payable and accrued liabilities for the withholding taxes due upon payment of the accrued interest by Oyu Tolgoi.

In accordance with the ARSHA, a subsidiary of the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes, to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As at September 30, 2014, the cumulative amount of such funding, representing approximately 34% of invested common share equity, and accrued interest thereon, totaled $751.2 million and $153.7 million respectively.

Operational outlook

Strong concentrate sales are expected to continue during Q4’14 and sales are expected to exceed production for the quarter. Oyu Tolgoi’s goal is to reach four to eight weeks of concentrate production in inventory by the end of 2014.

As the open-pit mine deepens into the high-grade zone in Q4’14 and Q1’15, copper head grades are expected to increase and reach 0.60% - 0.70% per tonne and gold head grades are expected to average approximately 1.0 gram per tonne.

As a result of delayed mine advancement in Q3’14, Turquoise Hill now expects Oyu Tolgoi to produce between 550,000 – 600,000 ounces of gold in concentrates for 2014. Previously anticipated Q4’14 gold in concentrates production is expected to shift to Q1’15. Turquoise Hill previously expected between 135,000 – 160,000 tonnes of copper in concentrates for the year but now expects Oyu Tolgoi to produce between 135,000 – 150,000 tonnes of copper in concentrates for 2014.

Throughout 2014, Oyu Tolgoi has been focusing on cost reduction and productivity initiatives designed to generate increased cash flow and improve financial performance. As a result, Turquoise Hill expects an approximately $130 million reduction in Oyu Tolgoi’s operating cash costs for 2014 from the previously announced $1.0 billion. Turquoise Hill has also reduced expected capital expenditure for 2014 from $160 million to capital expenditure of approximately $110 million for the year.

Contracts have been signed for 100% of Oyu Tolgoi’s expected 2014 concentrate production; long-term contracts account for 92% of 2015 planned production, with the remaining volume committed to one customer. Discussions are ongoing to place volumes from 2016 onwards as some of the existing contracts start to expire from the end 2015. All contracts are based on international terms.

September 30, 2014	Page | 8

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Discussions with the Government of Mongolia and project financing

Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together to resolve the shareholder matters and finalize project finance to restart the underground mine development at Oyu Tolgoi.

Oyu Tolgoi’s management is focused on efficiently and safely running the open-pit mine and the processing facilities.

Further development will commence once the following conditions are met:

•	Successful resolution of shareholder matters, including the tax situation;

•	Agreement on a comprehensive funding plan, including project finance;

•	Approval of the Oyu Tolgoi underground feasibility study by all shareholders and acceptance by the Mongolian Minerals Council; and

•	Obtaining all necessary permits for the mine’s operation and development.

In June 2014, Oyu Tolgoi LLC received a Tax Act (Tax Assessment) from the Mongolian Tax Authority as a result of a general tax audit for the period covering 2010 through 2012. Oyu Tolgoi appealed the full Tax Assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia and in September 2014 received a response reducing the amount of tax, interest and penalties claimed to be payable, from approximately $127 million to approximately $30 million. While this significant reduction is welcome, there are aspects of the ruling that require further clarification. Oyu Tolgoi has appealed the outcome of the Tax Dispute Resolution Council to the Administrative Appellate Court.

Turquoise Hill continues to engage with the proposed project financing lender group and has kept both the international financial institutions and the commercial banks informed of the status of discussions with the Government of Mongolia. The commitments from the commercial bank consortium formally expired on September 30, 2014. Timing of any lender commitment extension requests will be determined when definitive progress or resolution has been made on the shareholder matters. The lending group continues to be supportive of Oyu Tolgoi project finance and current indications are that a suitable project financing package would be available upon resolution of the shareholder matters; however this is not guaranteed.

Turquoise Hill and Rio Tinto have made an offer to the Government of Mongolia to resolve the shareholder matters in a manner in which the Company believes is beneficial to all stakeholders. Upon successful resolution of shareholder matters, Turquoise Hill and Rio Tinto intend to formalize the agreement between the parties, which will be in alignment and accordance with the Investment Agreement and ARSHA.

Underground feasibility study and updated technical report

In September 2014, the 2014 Oyu Tolgoi Feasibility Study (the Feasibility Study) was finalized and presented to the board of directors of Oyu Tolgoi LLC. The Feasibility Study includes analysis of two production cases – the 2014 Reserve Case and the 2014 Life of Mine (LOM) Case.

In October 2014, Turquoise Hill filed an updated compliant independently-prepared technical report under National Instrument 43-101 – Standards of Disclosure of Mineral Projects (“NI 43-101”) relating to the Oyu Tolgoi Project (the “Project”). Prepared by OreWin Pty Ltd, the 2014 Oyu Tolgoi Technical Report (2014 OTTR), updates the Oyu Tolgoi Technical Report dated March 25, 2013 (2013 OTTR).

The 2014 Reserve Case includes mineral reserves from the Southern Oyu Tolgoi open pit and the Hugo North Lift 1 block cave. Oyu Tolgoi’s large resource base represents significant opportunities, not only as an exceptionally long-life project but also for production expansion. The potential development flexibility that exists with respect to later phases of Oyu Tolgoi will continue to be studied as part of the overall project strategy. Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the Project.

September 30, 2014	Page | 9

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

In August 2013, development of the underground mine was delayed to allow matters with the Government of Mongolia to be resolved.

The 2014 OTTR updates the Project’s mineral resources and mineral reserves and is now available under Turquoise Hill’s profile on SEDAR at www.sedar.com. Highlights of the 2014 OTTR are as follows:

•

An updated mineral resource model and estimate for the Hugo North deposit. The updated mineral resource estimate is similar to and confirms the previous estimates contained in the 2013 OTTR. Mineral resource models for the other Oyu Tolgoi deposits have remained unchanged.

•

Updated mineral reserve estimates are broadly in line with previous estimates. The open pit allows for depletion from 2013 and modified underground dilution and mining loss assumptions resulting in lower grades and mining recovery.

•

Underground ore handling will be conveyed to surface via decline, which opens the Project to additional production flexibility and future optionality. The new mine plan will make use of the existing shafts and the planned shafts that were defined in the 2013 OTTR.

•

The reduced Project NPV when compared to the 2013 OTTR is the result of delay (NPV8% $0.8 billion) and a reduction due to more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of ramp-up of the cave (NPV8% $1.5 billion).

•	Underground block cave mine production remains at 95,000 tonnes per day.

•	The plant rate remains the current nominal 100,000 tonnes per day.

•	Expansion capital of $4.9 billion for the underground project, which is in line with the $5.1 billion estimate contained in the 2013 OTTR (excludes $0.5 billion of capital spent in 2013 and 2014).

Pursuant to discussions with Turquoise Hill’s principal regulator following the filing of the Company’s press release on September 22, 2014 titled Oyu Tolgoi Finalizes Underground Feasibility Study, and in order to comply with the requirements of NI 43-101, the 2014 OTTR does not present the economic analysis of the 2014 LOM Case or economic analysis for any potential expansion options that would include inferred resources.

Q3’14 exploration

Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi ore bodies, seeking low-cost development options with the potential to directly impact the value of current operations and continuing development of legacy datasets to enable future discovery. Oyu Tolgoi is currently investigating potential shallow targets.

B.	SOUTHGOBI – HELD FOR SALE

Classification as Held for Sale and Discontinued Operations

On July 29, 2014, Turquoise Hill announced that it had entered into a sale and purchase agreement with National United Resources Holdings Limited (the Purchaser), a Hong Kong-based public company listed on the main board of the Stock Exchange of Hong Kong (SEHK), providing for the sale to the Purchaser of a 29.95% stake in SouthGobi.

Under the terms of the agreement, which was effected in accordance with, and in reliance upon the “private agreement” exemption under the Canadian takeover bid regime and in accordance with the Hong Kong Code on Takeovers and Mergers, Turquoise Hill has agreed to sell 56,102,000 common shares that it owns in the capital of SouthGobi to the Purchaser at a price of C$0.455 per common share, following which Turquoise Hill would continue to hold 48,705,155 shares of SouthGobi, representing approximately a 26% stake in SouthGobi. Under the terms of the agreement, the Company is to receive approximately C$12.8 million in cash at closing and deferred consideration of approximately C$12.8 million due one year after the closing of the transaction.

September 30, 2014	Page | 10

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Closing is subject to certain conditions, including the SEHK approving the circular to be provided to the Purchaser’s shareholders for a vote on the transaction and the Purchaser’s shareholders approving the transaction. The Purchaser has not yet issued the circular for purposes of conducting a shareholder vote and a delay in the Purchaser’s shareholders approving the transaction would impact the timing of the closing. There can be no assurance that the transactions contemplated by the sale and purchase agreement, or closing of the transaction itself, will be completed.

The Company had been considering divestment of its interest in SouthGobi to allow it to focus on the operation and development of the Oyu Tolgoi mine. Upon signing of the sale and purchase agreement on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation.

The assets and liabilities of the Company’s subsidiary SouthGobi are classified as held for sale in the consolidated balance sheet and the operations and cash flows of SouthGobi are presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows, respectively. Comparative amounts for all periods have been reclassified accordingly.

SouthGobi anticipates that coal prices in China will remain under pressure through to the end of 2014 and the beginning of 2015, which will continue to impact SouthGobi’s margins and liquidity. As at the date hereof, SouthGobi is actively seeking sources of financing in order to be able to pay the $8 million cash interest due under the CIC convertible debenture on November 19, 2014. SouthGobi is also actively seeking additional sources of financing to maintain liquidity to fund its operations and meet its obligations.

In the event a loan or other financing arrangement is not secured by November 19, 2014, and even if such loan is secured, if SouthGobi fails to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business in order to address its cash requirements through September 30, 2015, SouthGobi will not have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations). It may not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it).

Sales and operations at the Ovoot Tolgoi coal mine

In Q3’14, SouthGobi’s revenue was $7.6 million compared to $15.7 million in Q3’13. SouthGobi sold 0.65 million tonnes of coal compared to sales of 0.94 million tonnes of coal from stockpile in Q3’13. Cost of sales was $18.5 million in Q3’14 compared to $34.5 million in Q3’13, Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, coal inventory write-downs, mining plant and equipment depreciation, depletion of mineral properties and share-based compensation expense.

Production decreased to 0.17 million tonnes of raw coal in the third quarter of 2014 compared to production of 0.55 million tonnes of raw coal in the second quarter of 2014. This decrease in production is due to SouthGobi’s decision in June in following a review of operations to reduce its production and place approximately half of its workforce on furlough and reduced its mining activities accordingly. The furlough is anticipated to remain in place until the end of November 2014 subject to market conditions.

Governmental and regulatory investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (IAAC) and the Mongolian State Investigation Office (SIA) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

September 30, 2014	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or any legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (NFC) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. The report with conclusions of the investigations by the NFC has been provided to the Prosecutor General of Mongolia. The Prosecutor General has issued criminal charges against the three former employees, and SouthGobi’s Mongolian subsidiary SouthGobi Sands LLC may be held liable as “civil defendant” for alleged violations of Mongolian taxation law. The case was transferred to a Court of Justice for review by a judge in April 2014. On May 12, 2014, SouthGobi was advised that the appointed judge had concluded that the investigation on the case was incomplete and had ordered that the case be returned to the General Prosecutor for additional investigation. On June 24, 2014, SouthGobi announced it had been informed that the additional investigation has been completed and the case was transferred back to the First Instance Second District Court which set the trial date to June 30, 2014. Following the initial appearances before the court by all concerned parties, the trial date for the case was deferred until August 25, 2014.

The trial commenced on August 25, 2014 and following two (2) days of hearing, the panel of three appointed judges ordered the matter be returned to the Prosecutor General for further investigations. The Court’s decision is mainly based on the following findings during the hearing:

(i)	Lack of clarity as to the nature and scope of which the three (3) former employees are being accused;

(ii)	Insufficient evidence with respect to the accusations;

(iii)

Significant variations in the conclusions reached by the different investigations during the investigative period over the same allegations against the three (3) former employees and SouthGobi Sands LLC; and

(iv)	The investigators failed to review and consider all the information and documents provided by SouthGobi Sands LLC.

On October 7, 2014, the Mongolian investigation authority issued a resolution to order a re-investigation and new investigators to the case were appointed under that resolution.

As the case has been returned for further investigations, the likelihood or consequences of an outcome or any action taken against SouthGobi Sands LLC as “civil defendant” are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

Turquoise Hill views these accusations as unfounded and disputes these accusations and the procedures and conclusions of the investigations that led to these accusations. SouthGobi Sands LLC will vigorously defend itself and its three former employees against these charges. At this point, the three former employees continue to be subject to a travel ban. SouthGobi Sands LLC is designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including $1.5 million held in local bank accounts, in connection with its continuing investigation of these allegations. This $1.5 million is included within the prepaid expenses balance within current assets held for sale in Turquoise Hill’s financial statements. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create potential difficulties for SouthGobi in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

September 30, 2014	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Class action lawsuit

In January 2014, Siskinds LLP, a Canadian law firm, filed a proposed securities class action against SouthGobi, certain of its former senior officers and current directors, and its former auditors, Deloitte LLP, in the Ontario Superior Court of Justice in relation to SouthGobi’s restatement of financial statements as previously disclosed.

The proposed class action seeks general damages against all defendants in the sum of C$30 million, without particulars as to how such amount was determined, or such other amount that the Court deems appropriate. Turquoise Hill has been advised that SouthGobi disputes and will vigorously defend itself against these claims. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the action or determine the amount of any potential losses, if any. However, in the opinion of Turquoise Hill’s management, at September 30, 2014 a provision for this matter is not required.

C.	OTHER EXPLORATION

Transaction documents for sale of the Company’s shares in various Indonesian exploration companies were executed on April 25, 2014 and closed on September 17, 2014.

D.	CORPORATE ACTIVITIES

Oyu Tolgoi signs Power Sector Cooperation Agreement with Government of Mongolia

On August 14, 2014, Oyu Tolgoi signed a Power Sector Cooperation Agreement (PSCA) with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The agreement lays out a framework for long-term strategic cooperation between the Mongolian Government and Oyu Tolgoi to deliver a comprehensive energy plan for the South Gobi region. Participation in the agreement meets Oyu Tolgoi’s obligation in the Investment Agreement to establish a long-term power supply within Mongolia four years from the commencement of commercial production.

The agreement provides a framework for a broad range of power-related issues, including establishment of a power generation source, transmission lines and power imports. The centerpiece of the PSCA is an open, international tender process to identify and select an independent power provider to privately fund, construct, own, and operate a power plant to supply electricity, with Oyu Tolgoi as the primary consumer. Full evaluation of the independent power producer option is expected to take nine to 12 months.

Mongolian Treasury Bill repayment

On October 17, 2014, Turquoise Hill received repayment in full for its US$115 million Mongolian Treasury Bill, which matured on October 19, 2014.

Board and management changes

On October 24, 2014, Dr. James Gill was appointed to the Company’s Board of Directors. Dr. Gill is an experienced explorer, developer and operator with more than 40 years of international mining experience.

On November 6, 2014, Turquoise Hill announced the retirement of Chair Dr. David Klingner, effective January 1, 2015, and Chief Executive Officer Kay Priestly, effective December 1, 2014. Current directors Jill Gardiner and Jeff Tygesen were appointed Chair of the Board and Chief Executive Officer respectively. Ms. Priestly will remain on the Turquoise Hill board until December 31, 2014. Effective January 1, 2015, Dr. Craig Stegman will be appointed a Turquoise Hill director to fill the vacancy following Ms. Priestly’s retirement. The appointments were the result of an extensive succession planning program. Effective January 1, 2015, director Russel Robertson will take over as Chair of the Audit Committee and Ms. Gardiner will become Chair of the Nominating and Corporate Governance Committee.

September 30, 2014	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Class action lawsuits

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court has now consolidated these actions and appointed a lead plaintiff. The lawsuit seeks to recover damages resulting from alleged misstatements about the Company’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaint is without merit and will vigorously defend against the lawsuits. The Company filed a motion to dismiss on June 19, 2014. In the opinion of the Company, at September 30, 2014 a provision for this matter is not required.

E.	ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in Q3’14 were $6.0 million, a decrease of $6.1 million from Q3’13 ($12.1 million). The decrease was mainly due to lower employee and consulting costs.

4.	LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities of continuing operations. The $250.2 million of cash from operating activities in Q3’14 was primarily generated from Oyu Tolgoi cashflows arising as a result of sales and the drawdown of concentrate inventory. Operating cashflows in Q3’14 have significantly increased from $21.5 million in the six months ended June 30, 2014 and improved over Q3’13 by $551.8 million. Revenue was first recorded at Oyu Tolgoi in Q4’13 and increased by $30.1 million in Q3’14 compared to Q2’14.

Investing activities of continuing operations. Cash used in investing activities from continuing operations totaled $67.4 million in Q3’14 and related to property, plant and equipment purchases at the Oyu Tolgoi mine.

Financing activities of continuing operations. The $29.9 million in cash used in financing activities from continuing operations was the result of a repayment of $30.0 million on the revolving credit facility at Oyu Tolgoi.

Discontinued operations. Cash from assets held for sale is not included in the consolidated cash balance at Q3’14 and Q4’13 and cash used in activities of discontinued operations is disclosed separately in the Q3’14 consolidated statements of cash flows. The aggregate cash flows used in discontinued operations were $4.1 million in Q3’14 and $28.1 million for the nine months ended September 30, 2014. There were no material movements from Q2’14 with cash used in operating activities increasing by $4.0 million and cash used in investing activities reducing by $10.8 million.

Liquidity and capital resources

As at September 30, 2014, Turquoise Hill had consolidated cash and cash equivalents of $345.2 million, consolidated working capital of $459.7 million and an accumulated deficit of $5.8 billion. The cash and cash equivalents for SouthGobi of $4.8 million (Q2’14 - $8.8 million) are recorded within current assets held for sale.

On January 13, 2014, the Company successfully closed a rights offering and confirmed gross proceeds of $2.4 billion and net proceeds of $2.3 billion. The Company used $2.2 billion of the net proceeds from the rights offering to repay Rio Tinto all amounts then outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million), and any remaining proceeds were used for the continued funding of the Oyu Tolgoi mine, working capital requirements, general administrative expenses and other corporate expenses.

September 30, 2014	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

On February 20, 2014, Oyu Tolgoi signed a $126 million non-revolving copper-gold concentrate prepayment agreement with one of its customers, whereby Oyu Tolgoi could request the customer to prepay up to 80% of the provisional value of copper-gold concentrate produced for that customer but not yet delivered pursuant to a sales contract. Amounts prepaid by the customer bear interest at a fixed margin over LIBOR and are required to be used for Oyu Tolgoi’s working capital and general corporate purposes. During the nine months ended September 30, 2014, the customer had prepaid Oyu Tolgoi $53.8 million under the prepayment agreement, of which $37.0 million was offset against amounts invoiced to the customer and $17.4 million was reclassified to deferred revenue upon maturity on August 30, 2014.

On February 24, 2014, Oyu Tolgoi signed an unsecured $200 million revolving credit facility with two banks. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The revolving credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on the earlier of February 24, 2015 and the first draw down of project financing. During the nine months ended September 30, 2014, $90.0 million had been drawn down on the revolving credit facility and fully repaid.

Turquoise Hill believes that, based on its current cash position, cash generated from operation of the Oyu Tolgoi mine, and the unsecured $200 million revolving credit facility, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

Carrying out further development and exploration of the Oyu Tolgoi mine and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing from capital markets, sales of non-core assets or other means.

In late February 2013, the boards of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global commercial banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States. The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia. The Company remains committed to project financing for underground development and is engaging with the Government of Mongolia.

In July 2013 Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed until matters with the Government of Mongolia, including project financing, could be resolved and a new timetable had been agreed. Turquoise Hill is of the view that further underground development is expected to recommence once successful resolution has been reached on the shareholder matters, agreement of a comprehensive funding plan including project financing, approval of the underground feasibility study, and obtaining all necessary permits.

Market volatility in precious and base metals may affect the terms upon which debt or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

September 30, 2014	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

As at September 30, 2014, SouthGobi had cash of $4.8 million and working capital of $15.3 million compared to $21.8 million and $40.7 million respectively as at December 31, 2013.

Several adverse conditions and material uncertainties cast significant doubt upon the going concern assumption for SouthGobi. Turquoise Hill anticipates that coal prices in China will remain under pressure through to the end of 2014 and the beginning of 2015, which will continue to impact SouthGobi’s margins and liquidity. Therefore SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives, while continuing to be focused on minimizing uncommitted capital expenditures while preserving its growth options. On July 29, 2014, the Company entered into a sale and purchase agreement for the sale of a 29.95% stake in SouthGobi. There can be no assurance that the transactions contemplated by the sale and purchase agreement will be completed. In the interim, SouthGobi will require additional funding and sources of liquidity, including in order to pay the upcoming interest due under the China Investment Corporation (CIC) convertible debenture on November 19, 2014. If it fails to secure additional capital or otherwise restructure or refinance its business in order to address its cash requirements through September 30, 2015, then SouthGobi is unlikely to have sufficient capital resources or cash flows from mining operations in order to satisfy its ongoing obligations and future contractual commitments, including cash interest payments due on the CIC convertible debenture. As a result, SouthGobi may not be able to continue as a going concern. Please refer to section 13 – RISKS AND UNCERTAINTIES on page 23. Therefore, SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives. If for any reason SouthGobi is unable to continue as a going concern, then this could result in adjustments to the amounts and classifications of assets and liabilities in Turquoise Hill’s consolidated financial statements; such adjustments could be material.

While SouthGobi intends to secure additional sources of financing as soon as possible, a continued delay in securing additional financing could ultimately result in an event of default under the $250.0 million CIC convertible debenture which, if not cured within applicable cure periods in accordance with the terms of such debenture, may result in the principal amount owing and all accrued and unpaid interest becoming immediately due and payable upon notice to SouthGobi by CIC.

Factors that impact SouthGobi’s liquidity are being closely monitored and include, but are not limited to, Chinese economic growth, market prices of coal, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where SouthGobi operates and exploration and discretionary expenditures.

In Q1’13, SouthGobi was subject to orders imposed by the IAAC which placed restrictions on certain of SouthGobi’s Mongolian assets. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of SouthGobi. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default on SouthGobi’s CIC convertible debenture. It is Turquoise Hill’s view that this does not result in an event of default as defined under the CIC convertible debenture terms. However, if an event of default on SouthGobi’s CIC convertible debenture occurs that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts ($1.5 million). The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on Turquoise Hill’s activities.

September 30, 2014	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	September 30, 2014	December 31, 2013
Financial Assets
Cash and cash equivalents	$345,177	$56,275
Available-for-sale:
Long-term investments	34,966	42,656
Other long-term investments	204,135	254,253
Cost method:
Long-term investments	3,016	7,207
Loans and receivables:
Accounts receivable	11,426	2,456
Due from related parties	4,184	5,050
Financial Liabilities
Accounts payable and accrued liabilities	278,717	356,747
Payable to related parties	52,489	246,296
Interim and bridge funding facilities and interest payable	—	2,142,792
Derivatives
Standby purchaser liability (related party)	—	71,886
Rights offering derivative liabilities	—	928,280

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

•

Long-term investments – Fair values of freely tradeable long-term investments were determined by reference to published market quotations, which may not be reflective of future values. Whereas, fair values of long-term investments with trading restrictions were determined by applying a liquidity discount to published market quotations, which may not be reflective of future values.

•	Other long-term investments – Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

•

Standby purchaser fee liability – The fair value of the standby purchaser fee liability, which was included in payable to related parties prior to its settlement in January 2014, was determined using the optimal currency of exercise for a right, which may not be reflective of future value.

•

Rights offering derivative liabilities – The fair value of the derivative financial liability associated with rights held by Rio Tinto was determined using a forward pricing model, which uses readily observable inputs. The fair value of the derivative financial liability associated with rights held by the Company’s non-controlling shareholders was determined by reference to published market quotations for the rights. Neither of these estimated fair values may be reflective of future values.

•	Convertible credit facility embedded derivative liability – Fair value was determined using a Monte Carlo simulation valuation model.

September 30, 2014	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2014	2013	2014	2013
Unrealized gains on other long-term investments	—	—	—	238
Change in fair value of derivative	—	—	(32,970)	—
Write-down of long-term investments	—	—	—	(1,582)

The total other comprehensive income and loss includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2014	2013	2014	2013
Unrealized (losses) gains on available-for-sale equity securities	$(4,868)	$16,698	$(16,628)	$16,414
Unrealized gains (losses) on available-for-sale debt securities	2,421	(1,437)	10,991	(13,650)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable and other long-term investments. The significant concentrations of credit risk are situated in Mongolia and China.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on credit facilities and earned on cash and cash equivalents. Interest-rate risk is concentrated in Canada and Mongolia and principally relates to the U.S. dollar LIBOR. Turquoise Hill does not mitigate this risk.

5.	SHARE CAPITAL

As at November 10, 2014, the Company had a total of:

•	2,012,298,797 common shares outstanding;

•

4,496,608 incentive stock options outstanding, with a weighted average exercise price of C$13.30 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.41 to C$23.75 per share;

•	Series D Warrants exercisable to purchase 74,247,460 common shares of the Company at any time until May 22, 2015 at a price of $8.20; and

•	Anti-Dilution Series D Warrants exercisable to purchase 74,247,460 common shares of the Company at any time until May 22, 2015 at a price of $4.31.

6.	OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

September 30, 2014	Page | 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

For further details on the Company’s financing plans, please refer to Section 4 – LIQUIDITY AND CAPITAL RESOURCES on page 14 of this MD&A.

Copper market

Commodity prices are a key driver of Turquoise Hill’s future earnings. Copper prices dipped to $3.11 per pound in September 2014 from $3.18 per pound in August 2014 due to negative sentiment over the Chinese economy. The Chinese property and manufacturing sectors continue through a trough as the US dollar strengthens. Despite low exchange stocks, concerns around the results of Indonesian exports resuming and the impact of new 2015 capacity additions weigh on sentiment.

Spot treatment and refining charges declined marginally in September 2014 with Chinese smelter terms at around 115/11.5 from 120/12 in August 2014. September 2014 spot buying activity was relatively quiet as buyers were seen to be waiting for 2015 negotiations.

Gold prices declined to close at $1,200 per ounce in September 2014 from approximately $1,300 per ounce in August 2014 as the US dollar strengthened over expectations that the US Federal Reserve will tighten monetary policy.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts based on international terms have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

SouthGobi

SouthGobi anticipates that coal prices in China will remain under pressure through to the end of 2014 and the beginning of 2015, which will continue to impact SouthGobi’s margins and liquidity. SouthGobi continues to strive for further cost reductions and where possible delay expenditures. As at the date hereof, SouthGobi is actively seeking sources of financing in order to be able to pay the $8 million cash interest payment due under the CIC convertible debenture on November 19, 2014. However, in the event a loan or other financing arrangement is not secured by November 19, 2014, and even if such loan is secured, if SouthGobi does not secure additional funding to address its cash requirements through September 30, 2015, SouthGobi is unlikely to have sufficient capital resources and does not expect to generate sufficient cash flows from mining operations in order to satisfy its ongoing obligations and future contractual commitments. Therefore, SouthGobi is also actively seeking additional sources of financing to continue operating and meet its objectives.

In order for SouthGobi to continue as a going concern, it must generate sufficient operating cash flows, secure additional capital or otherwise pursue a strategic restructuring, refinancing or other transaction to provide it with additional liquidity. If SouthGobi fails to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business as described above, it will not have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations) and it may not be able to continue as a going concern. Please refer to Section 13 – RISKS AND UNCERTAINTIES on page 23 of this MD&A. While SouthGobi intends to secure additional sources of financing as soon as possible, a continued delay in securing additional financing could ultimately result in an event of default of the $250.0 million CIC convertible debenture, which if not cured within applicable cure periods in accordance with the terms of such debenture, may result in the principal amount owing and all accrued and unpaid interest becoming immediately due and payable upon notice to SouthGobi by CIC. If for any reason, SouthGobi is unable to continue as a going concern, then this could result in adjustments to the amounts and classifications of assets and liabilities in Turquoise Hill’s consolidated financial statements and such adjustments could be material.

Corporate

On July 29, 2014, Turquoise Hill announced that it had entered into a sale and purchase agreement for the sale of a 29.95% stake in SouthGobi. The transaction is subject to certain closing conditions and Turquoise Hill continues to work with the purchaser towards closing of the transaction. Upon closing, Turquoise Hill will retain an approximately 26% interest in SouthGobi.

September 30, 2014	Page | 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Please refer to Section 3 B – REVIEW OF OPERATIONS – SOUTHGOBI HELD FOR SALE on page 10 of this MD&A.

Exchange Rates

Oyu Tolgoi’s and SouthGobi’s sales are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

7.	OFF-BALANCE SHEET ARRANGEMENTS

During the nine months ended September 30, 2014, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

8.	CONTRACTUAL OBLIGATIONS

The table of contractual obligations from the MD&A for the year ended December 31, 2013 has been restated below to reflect (i) the classification of SouthGobi as held for sale; and (ii) the repayment of the Interim Funding facility and the New Bridge Facility from the closing of the 2014 Rights Offering. Other than this change in debt obligations, as at September 30, 2014 there have been no significant changes from those disclosed in its MD&A for the year ended December 31, 2013.

($000’s of U.S. dollars)
	Payments Due by Period
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
South Gobi
Operating leases (1)	$—	$180	$—	$—	$180
Purchase obligations (1)	—	11,545	—	—	11,545
Debt Obligations (2)	—	—	—	250,000	250,000
Other long-term obligations (3)	—	754	—	6,843	7,597

Total	$—	$12,479	$—	$256,843	$269,322

Other
Operating leases (1)	$1,400	$403	$9	$—	$1,812
Purchase obligations (1)	217,094	13,318	—	—	230,412
Debt Obligations	—	—	—	—	—
Other long-term obligations (3)	—	—	—	595,971	595,971

Total	$218,494	$13,721	$9	$595,971	$828,195

(1)

These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2)	Debt obligations comprise SouthGobi’s CIC convertible credit facility.
(3)	Other long-term obligations include primarily asset retirement obligations.

September 30, 2014	Page | 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

9.	CHANGES IN ACCOUNTING POLICIES

In July 2013, Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2014. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

In April 2014, ASC guidance was updated related to discontinued operations which changed the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. The updated guidance requires an entity to only classify discontinued operations due to a major strategic shift or a major effect on an entity’s operations in the financial statements. The updated guidance will also require additional disclosures relating to discontinued operations. The updated guidance was adopted for the Company’s interim period beginning April 1, 2014 and will be applied prospectively to all disposals or classifications as held for sale that occur on or after that date including the classification of SouthGobi as held for sale.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2013.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

In January 2014, ASC guidance was issued relating to service concession arrangements. This guidance states that certain service concession arrangements with public-sector grantors are not within the scope of lease accounting. Operating entities entering into these arrangements should not recognize the related infrastructure as its property, plant and equipment and should apply other accounting guidance. The updated guidance becomes effective for the Company beginning January 1, 2015.

In May 2014, ASC guidance was issued related to revenue recognition from contracts with customers. The updated guidance becomes effective for the Company beginning January 1, 2017.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2015 or later.

12.	INTERNATIONAL FINANCIAL REPORTING STANDARDS CHANGEOVER PLAN

The Company currently files its consolidated financial statements with Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under securities regulations in both countries. These regulations also permit the Company to file its consolidated financial statements with Canadian and U.S. securities regulators in accordance with International Financial Reporting Standards (IFRS), which is the predominant accounting framework for Canadian public companies.

Certain subsidiaries of the Company, including Oyu Tolgoi and SouthGobi, currently prepare their financial statements in accordance with IFRS. The Company’s parent, Rio Tinto, also prepares its consolidated financial statements in accordance with IFRS. For purposes of reporting efficiencies, on November 29, 2013, the Company’s Audit Committee approved management’s decision to adopt IFRS effective January 1, 2015. Due to the requirement to present comparative financial information, the effective transition date will be January 1, 2014.

September 30, 2014	Page | 21

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company’s IFRS conversion project consists of four phases: scoping and planning, detailed assessment, implementation and post-implementation.

The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impact and present significant challenges. The Company has completed the scoping and planning phase. The second phase, detailed assessment, involves in-depth technical analysis that will result in understanding potential impacts, decisions on accounting policy choices and the drafting of accounting policies. The Company is progressing through the detailed assessment phase. During the implementation phase, the Company will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2014 and other transitional reconciliations and disclosure requirements. The Company expects to complete the detailed assessment and implementation phases during the fourth quarter of 2014 in order to be able to effectively adopt IFRS for its first quarter of 2015. The last phase, post-implementation, will involve continuous monitoring of changes in IFRS following the implementation process.

The Company is developing and maintaining IFRS competencies by addressing training requirements at various levels within the organization.

Scoping and Detailed Assessment

IFRS 1 - First-Time Adoption of International Financial Reporting Standards

Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS.

The following are the optional exemptions available under IFRS 1 that the Company currently intends to elect on transition to IFRS. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate. The list below and comments should not be regarded as a complete list of IFRS 1 elections available to the Company as a result from the transition to IFRS.

Business Combinations

Under IFRS 1, an entity has the option to retroactively apply IFRS 3, Business Combinations to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. The Company currently intends to elect this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.

Share based payments

Under IFRS 1, an entity can elect not to apply the requirements of IFRS 2, Share Based Payments to options granted before November 7, 2002 and options granted after November 7, 2002 which were vested at the date of transition. The Company currently intends to elect this exemption under IFRS 1.

Potential Significant Impacts on Transition to IFRS

Based on the assessment performed to date, the Company’s management has identified the following key areas of IFRS and US GAAP differences that are being assessed for potential changes in accounting policies that may impact the consolidated financial statements. This list should not be regarded as a complete list of changes that will result from transition to IFRS and is intended to highlight those areas where the potential for change is believed to be most significant.

September 30, 2014	Page | 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The Company is currently assessing the impact of each of the following areas and has not concluded whether differences will arise:

•	Investments in subsidiaries and affiliates and related transactions;

•	Exploration and evaluation costs;

•	Impairment of long-lived assets;

•	Decommissioning and restoration provisions;

•	Share based payments; and

•	Financial instruments.

The discussion above regarding potential significant impacts on transition to IFRS is provided to allow readers to obtain a better understanding of the Company’s IFRS changeover plan and the areas of potential effects on the Company’s consolidated financial statements. Readers are cautioned that it is premature to draw conclusions as to the impact of IFRS on the Company’s consolidated financial statements. This discussion reflects the Company’s most recent assumptions and expectations. Circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. The Company is still in the process of completing the selection of IFRS accounting policies and its assessment and quantification of potential differences from U.S. GAAP. Once completed, this information will be subject to (i) approval by the Company’s Audit Committee, and (ii) audit prior to being finalized. Accordingly, the discussion above is subject to change.

Systems and Processes

The Company continues to assess the impact of the IFRS transition project on systems and processes, including an assessment on information technology systems and internal controls.

The Company is applying its existing control framework to the IFRS changeover process. All accounting policy changes and transitional financial position impacts will be subject to review by senior management and the Company’s Audit Committee.

Business Activities

The Company is currently assessing the impacts of the IFRS transition project on all areas of the business, including contractual arrangements, financial covenants and key ratios.

13.	RISK AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged, other than that which is described below, from those disclosed in its MD&A for the year ended December 31, 2013 and in its Annual Information Form dated March 26, 2014 in respect of such period (the AIF).

If SouthGobi fails to generate sufficient operating cash flows, secure additional capital or otherwise restructure or refinance its business in order to address its cash requirements through September 30, 2015, SouthGobi will not have adequate liquidity to fund its operations and meet its obligations (including its debt payment obligations), it may not be able to continue as a going concern and may be forced to seek relief under applicable legislation (or an involuntary petition for bankruptcy relief or similar creditor action may be filed or taken against it). Therefore, SouthGobi is actively seeking additional sources of financing to continue operating and meet its objectives.

September 30, 2014	Page | 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

The significant uncertainties faced by SouthGobi relating to its ability to generate sufficient cash flows from operations and to continue to operate its business, may affect the price and volatility of SouthGobi’s common shares and any investment in such shares could suffer a significant decline or total loss in value. This volatility may adversely affect the price of SouthGobi’s common shares regardless of SouthGobi’s operating performance.

14.	RELATED-PARTY TRANSACTIONS

As at September 30, 2014, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2013: 50.8%).

The following table presents the consolidated balance sheet line items which include amounts due from or payable to Rio Tinto:

	September 30,	December 31,
(Stated in $000’s of dollars)	2014	2013
Due from related parties	$4,184	$5,050
Payable to related parties:
Management services payment (i)	(10,359)	(100,569)
Cost recoveries (ii)	(42,130)	(73,841)
Standy purchaser fee (iii)		(71,886)
Interest payable on long-term debt (iv)	—	(13,530)
Interim funding facility (iv)	—	(1,789,787)
New bridge facility (iv)	—	(339,475)

	$(48,305)	$(2,384,038)

The following table summarizes transactions with Rio Tinto by their nature:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in $000’s of dollars)	2014	2013	2014	2013
Interest income on demand deposits (v)	$—	$—	$—	$5,679
Costs recoveries - Turquoise Hill	659	1,506	1,541	2,786
Financing costs:

Front end fees	—	$(6,000)	—	$(7,125)
Commitment fees	—	(1,589)	(224)	(12,674)
Interest expense (iv)	—	(33,439)	(4,903)	(94,907)
Management services payment (i)	(6,507)	(4,912)	(20,016)	(13,487)
Costs recoveries - Rio Tinto (ii)	(13,795)	(18,263)	(53,389)	63,041

	$(19,643)	$(62,697)	$(76,991)	$(56,687)

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi mine achieved the Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0%.

September 30, 2014	Page | 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(iii)	In Q1’14, the Company recognized a derivative gain of $1.1 million associated with remeasuring the standby purchaser fee liability.
(iv)

In Q1’14, the Company used $2.2 billion of the net proceeds from the rights offering that closed in January 2014 to repay all amounts outstanding on the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million).

(v)

In Q4’12, the Company deposited two amounts with Rio Tinto that earned interest at LIBOR plus 3.25% and were required to be repaid, in whole or in part, to the Company on demand. One deposit of $274.2 million was repaid on March 1, 2013 when Rio Tinto terminated that deposit arrangement in accordance with its terms. The remaining $696.4 million on deposit with Rio Tinto was fully repaid by May 22, 2013.

(vi)

The terms of the Rio Tinto credit facilities include gross-up provisions for withholding taxes. Accordingly, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

15.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the nine months ended September 30, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.	QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as Chief Adviser, Geology and Resource Estimation. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

17.	CAUTIONARY STATEMENTS

Language Regarding Reserves and Resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the AIF, and other continuous disclosure documents filed by the Company since January 1, 2014 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for mineral resources and mineral reserves (CIM Standards). NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

September 30, 2014	Page | 25

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Canadian standards, including NI 43-101, differ significantly from the requirements of the U.S. Securities and Exchange Commission (the SEC), and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

18.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of matters including the implementation of the Investment Agreement, project development costs, operating budgets, the payment of taxes and taxation matters, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities or assessments by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

September 30, 2014	Page | 26

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of matters with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the approval of the underground feasibility study for the Oyu Tolgoi project by Oyu Tolgoi’s shareholders, the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2014 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolian can be resolved and a new timetable agreed. These delays can impact project economics.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained herein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 17 of this MD&A.

September 30, 2014	Page | 27

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the AIF.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by the cautionary statement.

September 30, 2014	Page | 28